Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of BioBlast Pharma Ltd. (“Company”) will be held on May 5, 2015, at 10:00 am Israel Time, at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2014.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015.

3.	To elect the following Company’s currently serving directors: Mr. Fredric Price, Mr. Colin Foster, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine.

4.	To approve the Compensation Policy for Company Office Holders, as required under Israeli law.

5.	To approve an increase to the directors' and officers' insurance policy coverage.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on April 6, 2015 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 37 Dereh Menachem Begin St., Tel Aviv 6522042, Israel or at our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by Saturday, May 2, 2015 at 10:00 am Israel time, which is Saturday, May 2, 2015 at 3:00 am Eastern daylight saving time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

Disclosure Regarding Compensation

New regulations under the Israeli Companies Law of 1999, (the “Companies Law”) require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2014. Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 31, 2015.

By order of the Board of Directors,

/s/ Fredric Price

Fredric Price

Executive Chairman of the Board of Directors

March 31, 2015

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of BioBlast Pharma Ltd. (“Company”) in connection with the solicitation by the board of directors of proxies for use at the Annual General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on May 5, 2015, at 10:00 am Israel Time, at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2014.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015.

3.	To elect the following Company’s currently serving directors: Mr. Fredric Price, Mr. Colin Foster, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine.

4.	To approve the Compensation Policy for Company Office Holders, as required under Israeli law.

5.	To approve an increase to the directors' and officers' insurance policy coverage.

ITEM 1 – TO PRESENT THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2014

The Company’s financial information for the year ended December 31, 2014 and available on the Company’s website at the following address:

http://ir.bioblast-pharma.com/phoenix.zhtml?c=253658&p=irol-sec1

At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2014 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015, and authorize the Company's Board of Directors to determine its compensation. It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015 and to authorize the Company's Board of Directors to determine its compensation.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who are elected and serve in office in accordance with the provisions of the Israeli Companies Law of 1999, (the “Companies Law”), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

The candidates for election are: Mr. Fredric Price, Mr. Colin Foster, Dr. Dalia Megiddo, Mr. Udi Gilboa, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine. Biographical information about each of the candidates is provided below.

1 The contents of the Company’s website are not part of this proxy.

Fredric Price has been Executive Chairman of our Board of Directors since April 2014, having served as our Chairman of the Board of Directors from April 2012 until April 2014. Since 2013, Mr. Price has served as a member of the Advisory Board of FDNA Inc. From 2013 until 2014, he was Executive Chairman of the Board of Directors and from 2008 to 2013 Chairman of the Board of Directors and Chief Executive Officer of Chiasma, Inc. From 2004 to 2008, Mr. Price was Executive Chairman of the Board of Directors of Omrix Biopharmaceuticals, Inc., from 2006 to 2012 a member of the Board of Directors of Enobia Pharma Corp., from 2007 to 2010 a member of the Board of Directors of Pharmasset Inc., from 2007 to 2011 Executive Chairman of the Board of Directors of Peptimmune, Inc., from 2004 to 2005 Executive Chairman of the Board of Directors of Zymenex A/S, from 2000 to 2004 Chairman of the Board of Directors and Chief Executive Officer of BioMarin Pharmaceutical Inc., and from 1994 to 2000 Chief Executive Officer and a member of the Board of Directors of Applied Microbiology Inc. As chairman and/or chief executive officer, he has raised more than $600 million in a variety of securities transactions, led a total of 21 M&A and licensing transactions, built FDA approved facilities and had drugs approved in the United States as well as in international markets. His earlier experience includes having been Vice President of Finance and administration and Chief Financial Officer of Regeneron Pharmaceuticals, Inc., the founder of the strategy consulting firm RxFDP, and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities. Mr. Price is a co-inventor of 13 issued U.S. patents. He received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.

Colin Foster has been our President, Chief Executive Officer and a director since January 2015. Mr. Foster has extensive experience in leading therapeutic, diagnostic, and medical device companies in the United States and internationally, working across the R&D-to-commercial continuum. He was a founder of iSci Management LLC, a life sciences advisory firm, and served as its Chief Executive Officer from 2011 until 2015. In 2005, Mr. Foster co-founded Optherion, Inc., a venture backed biologics and diagnostics company targeting ultra-orphan diseases of the immune system and age-related macular degeneration, and served as its Chief Executive Officer from 2006 until 2012. Prior to that, and from 1994 until 2004, he held various senior executive positions at Bayer AG including the President and Chief Executive Officer of Bayer Pharmaceuticals Corporation USA and Region Head of the North American Pharmaceuticals business of Bayer AG. In 1988, Mr. Foster began his post-graduate career with Sandoz Canada Inc. before embarking on an international career with Bayer in Canada, the USA, and Europe. Mr. Foster currently serves as Chairman of Ivenix, Inc., and is a board member of Optherion, iSci Management LLC, and Vista Vocational & Life Skills Center. Mr. Foster has a B.Sc. in Zoology and Microbiology from the University of Toronto, and an M.B.A. from Western University in Canada. He is also an active member of The Jackson Laboratory National Council and Jackson Society.

Dr. Dalia Megiddo has been a director since our inception and currently serves as our Chief Development Officer. From our inception until February 2015, Dr. Megiddo was our Chief Executive Officer. Dr. Megiddo co-founded Alcobra Ltd., a NASDAQ traded company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder in February 2008 and became a Director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, she has been a manager of InnoMed Ventures, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures, a Israeli venture capital fund. She is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and holds a specialist degree in Family Medicine, and also holds an M.B.A. from the Kellogg-Recanati School of Business.

Udi Gilboa has been a director, our Chief Financial Officer and our Senior Vice President of Operations since our inception. In addition, Mr. Gilboa co-founded Alcobra Ltd. in February 2008, became a director at that time and served as its Chief Financial Officer and Chief Accounting Officer until May 2014. From 2007 until 2014, Mr. Gilboa served as a director of Insuline Medical Ltd., a public company whose shares are listed for trading on the Tel Aviv Stock Exchange. Mr. Gilboa is the founder and managing partner of Top Notch Capital, a prominent Israeli life sciences investment bank. He is a director of Samson Neurosciences Ltd., and has founded a number of medical device and pharmaceutical companies. Mr. Gilboa holds a Bachelor’s degree and M.B.A. from Tel Aviv University.

Ran Nussbaum has been a director since July 1, 2013. Mr. Nussbaum is a managing partner and the co-founder of The Pontifax Group, which established three funds with over 30 portfolio companies. Over the past 10 years, Mr. Nussbaum has been co-managing The Pontifax Group. From 2006 to 2008 he also served as Chief Executive Officer of Biomedix Ltd. and Spearhead Ltd., as well as Chairman of the Board of Nasvax Ltd. Mr. Nussbaum’s experience in the life sciences arena coupled with a 10-year experience in the business intelligence field creates a unique blend of skills, enabling him to support companies from inception to commercialization. Mr. Nussbaum also serves on the Board of Directors of many of The Pontifax Group’s portfolio companies including, Kite pharma Inc., c-CAM Ltd., Insuline Ltd. (TASE: INSL), Eloxx Pharmaceuticals Ltd., Theracaot Ltd., CollPlant Ltd. (TASE: CLPT), Protab Ltd., Quiet Therapeutics Ltd., Fusimab Ltd. and as Chairman of the Board of Ocon Medical Ltd.

Dr. Marlene Haffner has been a director since July 1, 2013. From 1986 until 2007, Dr. Haffner served as the Director of the Office of Orphan Products Development (OOPD) of the FDA. As OOPD Director she was responsible for the leadership and management of the FDA orphan products development program, the first Orphan Products program in the world. After leaving the FDA, and from 2007 until 2009, she served as Executive Director, Global Regulatory Policy and Intelligence at Amgen, Inc., and since 2009 has held the position of Chief Executive Officer at Orphan Solutions and Haffner Associates, services companies for the Orphan Drugs industry. In addition to her consulting activities, Since 2009, Dr. Haffner has been an Adjunct Professor at the Department of Preventive Medicine and Biometrics and a Clinical Professor at the Department of Medicine of the F. Edward Hébert School of Medicine, Uniformed Services University of the Health Sciences in Bethesda, Maryland. For 36 years she served in the United States Public Health Service beginning her career with the Indian Health Service in Gallup, New Mexico. She received her M.D. from the George Washington University School of Medicine where she then interned in Internal Medicine. She received further training in internal medicine, dermatology and hematology at the Presbyterian Hospital, New York and at the Albert Einstein College of Medicine, New York. She received an M.P.H. from the Johns Hopkins University Bloomberg School of Public Health. During her public health career, she rose to the rank of Rear Admiral in the United States Public Health Service.

Michael Burshtine has been a director since October 30, 2014. Mr. Burshtine served as the president and Chief Executive Officer of Flight Medical Innovations Ltd., a med-tech company specializing in the development, manufacturing and marketing of portable ventilators, between 2009 and May 2014. Prior to that, between 2007 and 2009, he served as President and Chief Executive Officer of Recoly N.V., a bio-med company engaged in the research, development and commercialization of drug enhancement technologies. From 2004 to 2007, he served as the Chief Financial Officer of Omrix Biopharmaceuticals Inc., a public biotechnology company that develops, manufactures and commercializes plasma derivative products. Mr. Burshtine has been a certified CPA since 1994 and was a senior partner at Kesselman & Kesselman PricewaternhouseCoopers (PWC) auditing firm, until 2004. He holds an M.B.A. and a B.A. in economics and accounting, both from Tel Aviv University. Mr. Burshtine serves on our Audit Committee and our Compensation Committee.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect each of Mr. Fredric Price, Mr. Colin Foster, Dr. Dalia Megiddo, Mr. Udi Gilboa, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine to serve as directors of the Company until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director candidate shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – TO APPROVE THE COMPENSATION POLICY FOR COMPANY
OFFICE HOLDERS AS REQUIRED UNDER ISRAELI LAW

Pursuant to an amendment to the Companies Law, all public Israeli companies, including companies whose shares are publicly-traded only outside of Israel, such as BioBlast Pharma Ltd., are required to adopt a written compensation policy for their office holders, which addresses certain items prescribed by the Companies Law.

Pursuant to the amendment, the adoption, amendment, and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors, followed by the further approval of the shareholders (although such approval may be waived in certain circumstances prescribed by the Companies Law).

In accordance with the Israeli law requirements, our Compensation Committee reviewed and adopted a written compensation policy for our office holders, which addresses the items prescribed by the Companies Law. A copy of the proposed Compensation Policy for Company Office Holders is attached hereto as Exhibit A. Our Board of Directors subsequently approved the policy and recommended that it be adopted by the shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Compensation Policy for Company Office Holders in the form attached hereto as Exhibit A.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.2

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

2 In connection with your vote, you are asked to advise the Company whether you are a controlling shareholder or have a personal interest in this resolution above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if you or any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than BioBlast Pharma Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder. Please approach the Company if you have any concern that the content of this footnote might apply to you.

ITEM 5 – TO APPROVE AN INCREASE TO THE DIRECTORS' AND OFFICERS'
INSURANCE POLICY COVERAGE.

Generally, the Israeli Companies Law requires shareholder approval for the purchase of liability insurance for directors and officers.

The purchase of such insurance is standard practice for the Company and for other public companies, and the Company believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers.

In accordance with the Israeli Companies Law, such proposed liability insurance for directors and officers will not provide coverage for: (i) violations of a director’s or officer's fiduciary duty toward the company if the director or officer did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care, if committed intentionally or recklessly; (iii) liability for acts committed with the intent to derive an illegal personal gain; or (iv) monetary fines or penalties.

In view of the risks associated with the Company’s business and the market capitalization of the Company, the Audit Committee approved and recommended, and the Board of Directors approved and further recommends, that the shareholders approve to purchase additional coverage to the primary insurance policy in the amount of $15 million Following such an increase, the total directors’ and officers’ insurance coverage will be $25 million for the primary insurance and $10 million for the side A insurance, for an aggregate cost that shall not exceed $280,000 per annum, and that such increase in coverage shall be effective retroactively as of March 1, 2015.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase the coverage under the Company’s directors and officers insurance, so the coverage will be in the amount of $25 million for the primary insurance and $10 million for the side A insurance for an aggregate cost that shall not exceed $280,000 per annum, effective as of March 1, 2015.

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.3

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

 3 See footnote 2 above.

Exhibit A

March 30, 2015

BioBlast Pharma Ltd.

(the “Company”)

Compensation Policy for Company Office Holders

1.	The Objective of the Document

The objective of this compensation policy (the “Policy”) is to define and describe the Company’s Office Holder compensation policy as required by Amendment No. 20 to the Israeli Companies Law – 1999 (hereinafter: “Amendment 20” and the “Companies Law”, respectively).

It is emphasized that this Policy does not grant rights to the Company’s Office Holders, and the adoption of this Policy in itself does not grant the right to any Office Holder of the Company to receive any of the compensation components described herein. It is the Company’s policy to approve the nomination of all executives who are subject to this Policy by the Company’s Board of Directors. In addition, the compensation amounts and components that an Office Holder will be entitled to receive will be only those that are specifically approved for the Office Holder by the Company’s authorized bodies, and subject to the provisions of any applicable law.

If an Office Holder receives compensation that is less than the compensation contemplated in this Policy, such compensation shall not be considered as a deviation or exception from this Policy, and shall not require the approval of the Company’s shareholders’ meeting that would otherwise be required for approving terms of service and employment that deviate from this Policy.

BioBlast Pharma Ltd. is a publicly traded clinical-stage biotechnology company, committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Based in Israel, the Company is an active player in global markets, providing novel products for the treatment of rare and ultra-rare diseases in select international markets, with the goal of becoming an internationally leading rare-disease biotechnology company.

In order to remain competitive in the international markets, the Company must be able to attract and retain internationally top-level talented professionals with the unique and necessary skills set. Therefore, and in light of the Company’s status as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match those of global companies of similar complexity, while complying with applicable local laws and customs, and treating our Office Holders fairly and consistently on a global basis and providing them with competitive compensation packages.

This Policy will apply to compensation approved after the date of its adoption by the Company’s general shareholders’ meeting.

The masculine form is used in this policy for convenience purposes only and it refers to both women and men equally.

2.	Definitions

Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in this Paragraph 2.

“Advance Notice Period” – the period of time following notice of termination of employment or services agreement, after which termination will become effective.

“Salary Cost” or "Management Fees" –With respect to each Officer Holder, the Company’s cost of engagement with regards to the Fixed Component, including Related Benefits, as mentioned in Section 8.3, including any tax or other deductions required of the Company in connection with the engagement, and excluding accounting provisions in respect of past commitments and VAT, all on a monthly basis.

“Equity-based Payment” – options, restricted shares, restricted stock units and any other equity based payments settled with the Company’s shares.

“Fixed Component” – payments in respect to employment or services that are provided, that do not depend on variables that are unknown at the time that the payment is determined. This component includes salary, pension, severance pay, annual paid vacation, loss-of-work-capacity insurance, employer National Insurance contributions, signing bonus and tax gross-ups.

“Office Holder” – as defined in the Companies Law, as may be amended from time to time, and correct as to the adoption date of this Policy – Chairman of the Board1, Directors, Chief Executive Officer (the "CEO"), Deputy General Manager, Chief Officers, any person performing such function in the Company even if under a different title and managers directly subordinate to the CEO.

“Senior Staff” – the Company’s Chief Officers and those performing management functions directly subordinate to the CEO (not including the Chairman of the Board of Directors).

“Severance Grants” – payment or any other benefit awarded to an Office Holder in connection with termination of his position at the Company. These payments are on top of any severance payments required by applicable law.

“Variable Component” – payments that depend on variables that are unknown at the time that the payment is determined. This component includes annual bonus, special cash incentives, options and Equity-Based Payments that may be performance and/ or time based.

3.	Background

On December 12, 2012, Amendment 20, which sets forth certain obligations with respect to the adoption of a compensation policy for Office Holders, entered into effect.

Pursuant to the Companies Law, this Policy will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

4.	The Objective of the Compensation Policy

The purpose of this Policy is to serve as an instrument in the hands of the Company’s Board of Directors and management to advance the goals and work plans of the Company, including with a view for the long term, by:

4.1	Creating a reasonable and appropriate set of incentives for the Company’s Office Holders while taking into consideration, inter alia, the Company’s characteristics, business activity, risk management policy and work relations.
4.2	Providing the tools necessary for recruiting, motivating and retaining talented and skilled Office Holders in the Company, who will be able to contribute to the Company and maximize its profits.
4.3	Putting an emphasis on performance based compensation, and tying the Office Holders to the Company and its performance, by matching the Office Holders’ compensation to their contribution to the Company.
4.4	Creating a proper balance between the various compensation components (such as Fixed Component versus Variable Component and short-term versus long-term).

The combination of the various compensation components described in this document is intended to create a balance and an appropriate ratio between fixed compensation and variable compensation so as to create a performance based compensation system that promotes the Company’s goals and corresponds with its risk management policy.

1 And for the avoidance of doubt, including executive chairman, if applicable.

5.	Parameters for Examining the Compensation terms

Presented hereunder are the parameters that will be considered by the Company when examining the compensation terms of the Company’s Office Holders:

5.1	The Office Holder’s education, skills, expertise, professional experience and achievements.
5.2	The Office Holder’s position and level of responsibility and previous employment or services agreements.
5.3	The Office Holder’s contribution to the Company’s performance, profits and stability.
5.4	The level of responsibility borne by the Office Holder due to his position in the Company.
5.5	The need of the Company to retain the Office Holder in view of the Office Holder’s special skills, knowledge and/or expertise.
5.6	The ratio between the Fixed Components and the Variable Components of such compensation terms and its compatibility with this Policy.

6.	Ratio between the Office Holders’ Compensation and Compensation of other Company Employees

When determining the compensation terms of the Company’s Office Holders, one of the aspects that will be examined is the ratio between the terms of service of each one of the Company’s Office Holders and the average and median cost of employment of the Company’s employees (including contract workers) and such ratio’s effect on work relations in the Company, all as further detailed in the Companies Law. In the course of preparing this Policy, the Compensation Committee and Board of Directors examined the ratio between the total compensation of Office Holders that derives from the adoption of this Policy and the average and median cost of employment of the Company’s employees. The Compensation Committee and Board of Directors determined that these ratios are reasonable and are not expected to have a negative effect on work relations in the Company.

7.	The Compensation Terms – General

7.1	The compensation terms proposed to an Office Holder of the Company will be determined with reference to the existing compensation terms of other Company Office Holders and may take into consideration the compensation terms for Office Holders in similar positions in comparable companies (operating in a similar industry, with similar financial performance and market capitalization).
7.2	The Company will be permitted to grant the Office Holders (all or part) a compensation plan that includes a salary and related benefits, commissions (for Office Holders filling certain positions), a cash award (bonus) and/or Equity-Based Payment.
7.3	Furthermore, the Company may provide arrangements for the termination of work relations, which will take into account accepted industry practice and the Company’s customary practices as further detailed in Paragraph 8 below.
7.4	Regarding compensation paid to Office Holders in New Israeli Shekels, the USD:ILS conversion rate would be calculated on a monthly basis.
7.5	For the avoidance of doubt, in the event that an Office Holder serves in more than one position overseen under this Policy, the higher compensation cap shall serve as the Office Holder maximum compensation.

8.	The Fixed Component

8.1	General
8.1.1	The Salary Cost / Management Fees constitutes a fixed compensation the purpose of which is to compensate the Office Holder for performing his position in the Company and for performing the ongoing duties required by his job.

The Salary Cost / Management Fees of the Office Holder will be determined in the negotiation regarding his engagement with the Company, according to the parameters detailed in Paragraphs 4 and 5 above, and may take into consideration the existing salary terms of other Company Office Holders, as well as reference to accepted salary terms in the market and industry for Office Holders holding similar positions in comparable companies2.

8.1.3	The maximum Salary Costs are detailed below based on a full time position (100%) assumption. The maximum Salary Cost of the CEO or Senior Staff who is a part time employee of the Company, will be adjusted taking into consideration such partial position and its effects.

2 The Salary Cost / Management Fees for Office Holder whose compensation is paid against an invoice will be deducted by 30% of the received fee (i.e. the received fee divided by 1.3).

8.2	Salary Cost or Monthly Management Fees

Chairman of the Board

8.2.1	The monthly Salary Cost / Management Fees of the Chairman of the Board shall not exceed US$20,000 and shall not exceed US$30,000 for an Executive Chairman of the Board (the "Executive Chairman").

The Company’s CEO

8.2.2	The monthly Salary Cost / Management Fees of the CEO shall not exceed US$50,000.

Senior Staff

8.2.3	The Monthly Salary Cost / Management Fees of each Senior Staff shall not exceed US$40,000.

Changes in the salary terms of the Office Holders mentioned above will be made pursuant to the requirements of applicable law.

8.3	Related Benefits

The Chairman of the Board, CEO and Senior Staff will each be entitled to certain benefits (“Related Benefits”), including social benefits as provided under applicable law. In addition, their salary package can include additional benefits, such as use of a car (including grossing up the related tax), an annual paid vacation that is longer than that prescribed in applicable law, phone and communication costs, health insurance, etc. These benefits will be as determined by the Company on the date of the approval of the employment or services agreement, and may be examined from time to time and be adjusted by the Compensation Committee subject to such applicable law.

8.4	Sign-on bonus

CEO and Senior Staff may be eligible, in connection with their nomination, to receive a sign-on bonus, at the discretion of the Compensation Committee and the Board of Directors, which shall not exceed US$1,000,000 and US$800,000 for CEO and Senior Staff, respectively, subject to a vesting period (i.e. working period) of at least 3 years, as will be determined by the Board of Directors. Signing bonus, as to be granted to the Office Holder, shall be considered as part of the Fixed Components, given that is not contingent on achieving goals.

9.	Advance Notice and Severance Terms

9.1	Advance Notice
9.1.1	The Advance Notice Period for termination of employment or services of Senior Staff will be determined on an individual basis with CEO and each Senior Staff member, with reference to the parameters detailed in Paragraph 5 above, the Advance Notice Periods prescribed in the agreements of other Office Holders and the Advance Notice Periods accepted in the market and industry for Office Holders in similar positions.
9.1.2	With respect to Senior Staff who on the date of the approval of this Policy has a personal employment or services agreements already in effect, which contains a defined Advance Notice Period, there will be no change in this period as provided in their employment agreements.
9.1.3	In any event, the Advance Notice Period of the CEO and each Senior Staff is limited to up to 9 months.

9.2	Severance Grants
9.2.1	The Company’s Board of Directors will be permitted to approve compensation terms which include award of Severance Grants as indicated hereunder, in addition to the requirements of any applicable law.
9.2.2	The entitlement to a Severance Grant, in terms of CEO and the Senior Staff monthly salaries, shall not exceed 12 monthly salaries (on a Salary Cost / Management Fees basis), respectively (the “Severance Grant Cap”).
9.2.3	The Severance Grants will be discussed by the Compensation Committee that will provide its recommendation to the Board of Directors, both of which will consider the following:
▪	The Office Holder will be entitled to the lower of: (i) the Severance Grant determined in his employment or services agreement; (ii) 6 monthly salaries until twelve months of employment or services provided to the Company, provided, however, that no severance will be paid if termination occurs within the first six month from the commencement of employment or service with the Company.
▪	Throughout his engagement the Office Holder has made a significant contribution to advancing the Company’s business.
▪	The Office Holder is not leaving the Company’s employment or services under circumstances justifying the non-payment of severance pay and upon termination of engagement the Office Holder has entered into a general release agreement, releasing the Company from all claims.
▪	The Company’s CEO (or Chairman of the Board in the event of the CEO retiring) recommendation regarding payment of a severance grant.
▪	The compensation terms awarded to such Office Holder throughout the terms of employment or services.
▪	The Company’s performance throughout the terms of Office Holder’s employment or services.

10.	The Variable Component

10.1	Annual Cash Bonus
10.1.1	The Company is permitted to grant an annual cash bonus (the “Bonus”) to the Executive Chairman, CEO and Senior Staff as part of their compensation package.
10.1.2	The entitlement to a Bonus will be determined as follows: (i) according to measureable criteria (hereinafter: the “Measureable Bonus”) and qualitative criteria (hereinafter: the “Discretionary Bonus”).
10.1.3	Executive Chairman, CEO or Senior Staff who has worked for less than one full calendar year and at least 4 months during the calendar year will be entitled to a proportionate annual bonus according to his or her period of engagement, insofar as he or she is entitled to a Bonus.
10.1.4	The Measurable Bonus shall be composed of general measureable parameters based on the Company’s performance (the “Company Parameters”) and specific measureable parameters tailored for the Executive Chairman, CEO and each of Senior Staff of the Company (the “Specific Parameters”).

The Company Parameters’ weight of the total Measurable Bonus will be at least 40%.

10.1.5	The Company Parameters will be established and approved by the Board of Directors for each applicable year, and may include, inter alia:
▪	The initiation or completion of clinical trials.
▪	The completion of an in-license or an out-license deal.
▪	The execution of commercial cooperation deals.
▪	The approval to market a new product.
▪	The commencement of a revenue stream.
▪	The realization of expense budget targets or cash flow.
▪	Fund raising.
▪	The Company’s stock performance.
10.1.6	The specific parameters for the Senior Staff will be determined by the CEO, and for the CEO and Executive Chairman by the Board of Directors.
10.1.7	The Company Parameters and the Specific Parameters for each of the relevant Office Holder will be determined for each applicable year, no later than March 31st of each year. These parameters will be based on the Company’s strategic business plan objectives, and each Office Holder’s main responsibilities and contributions to such objectives during the following year.

Maximum Bonus Amounts

10.1.8 The maximum Bonus3 is limited as follows:

Position	Executive Chairman	CEO	Senior Staff
maximum Bonus (on a monthly Salary Cost / Management Fees basis)	6	18	12

The Discretionary Component Bonus (For the CEO and Senior Staff)

10.1.9	The CEO and each Senior Staff will be entitled to a Discretionary Bonus that will be determined for the Senior Staff by the Board of Directors, while taking into consideration their performance in that year. The criteria that will be used to determine the eligibility to a bonus in respect to this component will include, inter alia:
▪	The Office Holder superior’s evaluation of the personal contribution to the Company’s performance, achieving its objectives.
▪	The Office Holder superior’s evaluation of the quality of the performance.
▪	A material change in the Office Holder’s duties.
▪	Compliance with internal procedures, legal and/or regulatory objectives.
▪	The Office Holder’s level of responsibility.
10.1.10	The Discretionary Bonus for CEO and Senior Staff shall not exceed 2 monthly salaries (on a Salary Cost / Management Fees basis), subject to approvals as required by applicable law.
10.1.11	For the avoidance of doubt, the total Bonus (the Measurable Bonus and the Discretionary Bonus) shall not exceed the amounts mentioned in section 10.1.8 above.

Bonus Adjustments

10.1.12	The Company’s Board of Directors shall have the authority to reduce the variable cash compensation components mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.

Repayment of Compensation Granted on the Basis of Incorrect Financial Information (Clawback)

10.1.13	An Office Holder will be required to return to the Company any surplus amounts that he was paid as part of his employment or services terms, if they were paid on the basis of information that was found to be incorrect and was restated in the Company’s financial statements during 3 years following the approval of the annual bonus by the authorized organs. The authorized organs shall decide upon the timing, form and terms of such repayment. It is clarified that a restatement following a change in an accounting policy or the first time adoption of an accounting policy shall not result in the Company demanding from the Office Holder to return bonus amounts that were paid.
10.1.14	The amount of the surplus payments will be determined according to the difference between the amount that was actually received by the Office Holder and the amount that would have been received according to the amended data restated in the Company’s financial statements.

3 Including the Discretionary Bonus, as detailed in section 10.1.10.

10.2	Equity-Based Payment
10.2.1	The Company reserves the right to grant Equity-Based Payment, according to the equity compensation plans that were and will be adopted from time to time and subject to any relevant law.
10.2.2	The Company’s Office Holders who are Israeli citizens may be granted options to purchase its shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time.
10.2.3	The yearly economic value of the Equity-Based Payment will be calculated by dividing the fair value of the benefit (based on financial models used for financial reporting purposes) at the grant date by the number of years until the vesting of the last tranche (linear division) ( the “Yearly Economic Value”). Determination of Yearly Economic Value of Equity-Based Payment shall be made disregarding any equity based payment granted prior to the adoption of the Policy.

Maximum Yearly Economic Value of Equity Based Payments:

Chairman	Executive Chairman	CEO	Senior Staff	Directors
400% of the yearly Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	500% of the yearly Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	800% of the yearly Salary Cost/Management Fees and not more than 5% of the Company’s fully diluted share capital.	640% of the yearly Salary Cost/Management Fees and not more than 3% of the Company’s fully diluted share capital.	Yearly Economic Value of US$100,000, with a vesting period of at least 2 years[4]

10.2.4	The Company’s Board of Directors shall have the authority to set a limit to the Equity- Based Payment mentioned above in this document, at its full and exclusive discretion, if the circumstances are found to justify such a reduction.
10.2.5	For each Equity-Based Payment that does not include performance-based vesting a period of at least 2 years from the grant date will be required until the full vesting, for the Chairman of the Board, CEO and Senior Staff.
10.2.6	The Company has the right to define other specific performance terms (other than service period) in relation to the Equity-Based Payment for each Office Holder, including specific performance-based vesting conditions (without defining specific service period).
10.2.7	Additional terms including eligibility upon termination, eligibility for accelerated vesting upon pre-defined events such as M&A or change of control events, adjustments for cash dividends, stock split, etc., will be consistent with the definitions of the equity-based compensation plans that were or will be adopted by the Company, with reference to the accepted terms in the market of such plans.

11.	Ratio between the Fixed Compensation Components and the Variable Components

11.1	The ratio between the Variable Components and the Fixed Component shall not exceed the following[5]:

Chairman	Executive Chairman	CEO	Senior staff
4	5.5	9.5	7.4

4 Equity based payment to external and independent directors (as defined under Israeli law) will be subject to the Remuneration Regulations (as defined in Section 12.1 below).

5 The ratio calculation does not take into account the theoretical maximum value of the Sign-On payment as described in section 8.4.

12.	Directors’ Remuneration (Other than the Company’s Chairman of the Board)

12.1	The remuneration of the Company’s external directors and independent directors (as defined by Israeli law)[6] will be determined according to the Companies Regulations (Rules Concerning Remuneration and Expenses for an External Director) – 2000 (“the Remuneration Regulations”), and may include equity grants.
12.2	The Company’s non-external and non-independent directors (as defined by Israeli law), other than the Chairman of the Board of Directors and any director who also serves as an officer, shall receive a fixed payment and remuneration that will be determined pursuant to the Remuneration Regulations, as if they were External Directors[7]. In addition, each director may be eligible for Equity-Based Payment limited to a Yearly Economic Value of US$100,000, with a vesting period of at least 2 years, as will be determined by the Board.

13.	Release, Indemnification and Insurance of Office Holders

13.1	Insurance of Directors and Office Holders

Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 125,000,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$500,000 or 2% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers' liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, "run-off" coverage following a termination of service or employment or in other circumstances.

13.2	Release and Indemnification Letters to Directors and Office Holders

The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company. The overall amount of the indemnification to the Office Holders shall not exceed a percentage of the Company’s equity as specified in the Company’s articles of association (25% on the date of drafting the policy) according to the most recent financial statements issued before the actual date of paying the indemnification.

6 The compensation of independent directors as defined under applicable Nasdaq rules other than directors who are subject to Section 12.1 will be governed by Paragraph 12.2.

7 Reference to the Remuneration Regulations is made as a benchmark reference, and not as a legal requirement.

BIOBLAST PHARMA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board, Mr. Colin Foster, President and Chief Executive Officer, Mr. Udi Gilboa, Chief Financial Officer and Mr. Ronen Twito, VP of Finance, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of BioBlast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on May 5, 2015, at 10:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BIOBLAST PHARMA LTD.

May 5, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

1.	To reappoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2015 and to authorize the Board of Directors to determine its compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To elect seven (7) members to the Board of Directors to act as directors of the Company until the next annual meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier, as follows:

a.	To re-elect Mr. Fredric Price to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

b.	To elect Mr. Colin Foster to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

c.	To re-elect Dr. Dalia Megiddo to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

d.	To re-elect Mr. Udi Gilboa to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

e.	To re-elect Mr. Ran Nussbaum to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

f.	To re-elect Dr. Marlene Haffner to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

g.	To re-elect Mr. Michael Burshtine to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the Compensation Policy for Company Office Holders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an increase to the Company’s directors and officers insurance policy coverage.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

___________________	___________________	____________, 2015
NAME	SIGNATURE	DATE

___________________	___________________	____________, 2015
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.